

September 23, 2021

Robert I. Kauffman
Chairman and Chief Executive Officer
Aldel Financial Inc.
105 S. Maple Street
Itasca, IL 60143

Re: Aldel Financial Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 27, 2021
File No. 001-40244

Dear Mr. Kauffman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed August 27, 2021

Questions and Answers About the Proposals
Q. What interests do Aldel's current officers and directors have in the Business Combination?, page 11

1. We note your disclosure that the Sponsor, as well as the officers, directors and advisors of Aldel have agreed to waive their redemption rights with respect to any shares of Aldel's capital stock they may hold in connection with the consummation of the Business Combination. Please describe any consideration provided in exchange for this agreement.

Summary of the Proxy Statement, page 18

2. Please revise the forepart of your document to add diagrams depicting the pre-combination organizational structure of both Aldel and Hagerty and the post-combination organizational structure of the combined company. Also, please ensure that these diagrams, as applicable, clearly identify ownership percentages of the different

securityholder groups, such as the Sponsor, the public shareholders of Aldel, existing shareholders of Hagerty, and the PIPE investors under both no and maximum redemption scenarios.

3.   We note your disclosure on page 19 regarding your Net Promoter Score (NPS). Please revise to briefly explain how NPS is measured and its significance, or alternatively, include a cross-reference to your related disclosure elsewhere (e.g., pages 186 and 207).

Risk Factors
We may be subject to cyberattacks, and our reliance on third party providers..., page 39

4.   We note your disclosure that you "experienced an unauthorized access into [your] online insurance quote system in 2021 where certain pieces of consumer data were compromised." Please describe in greater detail any material impact of this incident and discuss the adequacy of preventative actions taken to reduce cybersecurity risks and the associated costs. See Item 105 of Regulation S-K and the Commission Statement and Guidance on Public Company Cybersecurity Disclosures dated February 26, 2018.

Risks Related to Aldel and the Business Combination, page 57

5.   Please disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering, including the absence of due diligence conducted by an underwriter subject to liability for any material misstatements or omissions in a registration statement.

6.   Please highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

7.   Please highlight that the Sponsor and public shareholders may experience different rates of return and clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other shareholders of Aldel experience a negative rate of return in the post-business combination company.

Aldel's Public Stockholders may experience dilution as a consequence of, among other transactions, the issuance of Common Stock..., page 63

8.   Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

9.   Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks. Also, revise your disclosure to show the potential impact of redemptions

on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

10.   It appears that underwriting fees remain constant and are not adjusted based on redemptions. Please revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Proposal 1 – The Business Combination Proposal
PIPE Subscription Agreements, page 124

11.   Please highlight material differences in the terms and price of securities issued at the time of the initial public offering as compared to private placements contemplated at the time of the business combination. Also discuss the key terms of any convertible securities (*e.g.*, the PIPE Warrants) and disclose the potential impact of those securities on non-redeeming shareholders.

Executive Officers and Directors of Aldel
Conflicts of Interest, page 169

12.   You state on page 252 that your existing corporate charter waives the corporate opportunities doctrine. Please revise your disclosure on page 169 to clarify that your charter currently includes this provision. Please also briefly discuss whether this provision impacted your search for an acquisition target.

Information About Hagerty, page 182

13.   Please revise to provide independent support for the following statements:
* in the fourth bullet on page 182, the statement that the valuation tools available on your automotive enthusiast platform are "market-leading";
* in the first paragraph on page 183, the statement that you are one of the "leading providers of collector insurance"; and
* in the second paragraph on page 188, the statement that most other specialty insurance companies that offer collector vehicle insurance are "small relative to Hagerty."

14.   Please disclose in greater detail the material terms and conditions of:
* the four distribution partner marketing relationships to which approximately 16% of your commission revenues are attributed, as disclosed at the bottom of page 37;
* your contracts or relationships with key underwriting carrier partners, including Markel, Aviva and State Farm, from which you derive a large portion of your revenue, as disclosed on page 46; and
* the joint venture you formed in 2020 to build out Hagerty Garage + Social, as disclosed at the bottom of page 186.

Management of New Hagerty After the Business Combination
Director Independence, page 199

15.   We note your disclosure on page 72 that following consummation of the Merger, New
        Hagerty will qualify as, and intends to elect to be treated as, a "controlled company" under
        the NYSE listing standards and will not be required to comply with certain provisions of
        the NYSE listing requirements. Please include related disclosure in this section.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
Hagerty
Overview, page 204

16.   Please discuss, including quantitatively where possible, any known trends or uncertainties
        that have had, or that you reasonably expect will have, a material favorable or unfavorable
        impact on revenue or results of operations. We note by way of example a significant
        decrease in net income for the six months ended June 30, 2021 compared to the same
        period in 2020. Refer to Item 303(a) of Regulation S-K and Section III.B.3. of Release
        No. 33-8350.

Components of Our Results of Operations
Membership and Other Revenue, page 209

17.   Please revise to address how you recognize revenues for each of the channels identified as
        part "membership and other revenue" on page 206.

Costs and Expenses
Salaries and benefits, page 211

18.   Please revise to quantify the numerical increase in new employees that led to the 21.3%
        growth in these costs during the period.

Earned premium, page 211

19.   Please revise to disclose amount of written premiums in each of the periods presented.

Membership and other revenue, page 211

20.   Please revise to quantify the different components of membership and of other revenues
        with more granularity and discuss the reasons for related specific changes during the
        periods presented.

Results of Operations
Commission and fee revenue, page 211

21.   Please revise to separately disclose the revenues recognized from both new and renewal
        policies in force during the periods presented.

22.   Please revise to separately (i) disclose here the revenues you recognize from "agent" and "direct" sources and (ii) discuss the reasons for changes within and among these categories for each of the periods presented. In addition, revise to address whether commission revenue percentages differ depending on the source.

23.   Please revise to provide a discussion of revenues, trends, and change drivers in each of the geographic areas in which you operate (the U.S., Canada, and the U.K.) for the periods presented.

Ceding commission, page 212

24.   Please revise to (i) disclose the amount of premiums ceded and the U.S. quota share percentages in each period presented and to (ii) address the reasons for period-over-period changes.

Depreciation and amortization, page 212

25.   Please revise to provide a discussion of the impact that each of your business combinations and asset acquisitions had on the depreciation and amortization expense for the periods presented.

Liquidity and Capital Resources, page 216

26.   Please revise to provide a more granular discussion of the operating, investing, and financing cash flow activities, including quantification of the material components impacting these cash flows and driving changes for the periods presented.

Description of New Hagerty's Securities After the Business Combination, page 238

27.   Please clarify whether recent common stock trading prices exceed the threshold that would allow you to redeem public warrants. Additionally, please clearly explain the steps, if any, you will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Security Ownership of Certain Beneficial Owners and Management of Aldel and New Hagerty, page 256

28.   Please also disclose the Sponsor's and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities they own, including equity securities that the Sponsor has the right to acquire beyond 60 days.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Marc Thomas at (202) 551-3452 or Cara Lubit at (202) 551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or J. Nolan McWilliams at (202) 551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Janeane R. Ferrari